UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ace Care Pharmacy Management and Consulting Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    January 6, 2017

Physical address of issuer
1028 N. Cherry Street, Tulare, California 93274

Website of issuer
www.cherryrx.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
    Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
    Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 11, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
18

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$576,084	$246,206
Cash & Cash Equivalents	$163,202	$78,202
Accounts Receivable	$213,234	$95,699
Short-term Debt	$193,903	$5,036
Long-term Debt	$16,686	$35,641
Revenues/Sales	$2,997,239	$1,457,419
Cost of Goods Sold	$2,023,771	$1,050,344
Taxes Paid	$28,243	$9,684
Net Income	$199,110	$116,128

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 15, 2020

FORM C/A

Up to $1,070,000.00

Ace Care Pharmacy Management and Consulting, Inc



Explanatory Note

Ace Care Pharmacy Management and Consulting, Inc., (the "Company") is filing this Amendment to its Form C/A, which was filed with the Securities and Exchange Commission on October 15, 2020. The Form C was initially filed with the Securities and Exchange Commission on August 18, 2020. This Amendment is filed to include the webinar transcript, attached hereto as Exhibit G. A previous Amendment was filed to include 2018 and 2019 financial statements for the Company (Exhibit A), add a video transcript attached hereto (Exhibit F), update the Company Summary and Pitch Deck, and add information related to an asset purchase.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Ace Care Pharmacy Management and Consulting Inc, a California corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "P urchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.cherryrx.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is December 15, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.cherryrx.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Ace Care Pharmacy Management and Consulting Inc (the "Company") is a California corporation, formed on January 6, 2017. The Company is currently also conducting business under the name of Cherry Street Pharmacy.

The Company is located at 1028 N. Cherry Street in Tulare, California 93274.

The Company's website is www.cherryrx.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Cherry Street Pharmacy is a pharmacy that actively manages formularies, offers free prescription deliveries, pet care, immunizations, and other services to the local Tulare community.

The Offering

Minimum amount of Crowd Note Crowd Note being offered	$25,000 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Note Crowd Note	$1,070,000 Principal Amount
Total Crowd Note Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 11, 2021
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on January 6, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We intend to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, clinical testing, or manufacturing;
- unplanned expenditures in product development, clinical testing, or manufacturing;
- failure to receive regulatory approvals;
- inability to manufacture on our own, or through any others, product candidates on a commercial scale;
- failure to achieve market acceptance; and
- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries, including the U.S. These changes are causing the marketplace to put increased emphasis

on the delivery of more cost-effective treatments. As a U.S. headquartered company with significant sales in the U.S., current and future healthcare reform legislation is expected to materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.

Specifically, we derived significant amount of our revenues from the Medicare and Medicaid programs in 2019. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.
We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm

our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity, and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.
Many of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payors increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services

obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C/A entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate the its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Cherry Street Pharmacy is a pharmacy that offers formularies, free prescription deliveries, pet care products and services, immunizations, and other services to the local Tulare community.

Business Plan

Our Company is committed to bringing the best pharmacy and healthcare services to our customers through innovative hardware, software, and services. The Company currently has a retail location in Tulare, California, and offers a mobile application for patients to check on their prescriptions, speak with a pharmacist, and much more. In the future, we hope to offer telemedicine services for patients that are seeking additional care virtually.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Local Pharmacy	We offer medication services, immunizations, prescription fulfillment, and other retail pharmacy services. We also offer free prescription delivery.	We currently operate in the Tulare, CA market

We intend to expand our geographic area of service and expand our product offerings. We hope to acquire another retail location in a market in the Central California valley that is currently underserved by other pharmacies. Additionally, we hope to begin offering telemedicine services in the future, so patients can gain additional care virtually.

We offer prescription medications and other pharmacy services through our retail location in Tulare, CA. We also deliver prescriptions throughout the area.

Competition

The Company's primary competitors are CVS Health, Walmart, Walgreens Boots Alliance, and PharMericac.

The markets for the Company's products and services are competitive, and the Company is confronted by some competition in a few areas of its business. We believe we are differentiated through our free delivery services, enhanced customer service through the mobile app, as well as a focus on serving underserved communities.

Customer Base

The Company's customers are located in the Tulare, California area. We serve a wide-range of customers that are seeking out free delivery services and the convenience of a mobile app.

Intellectual Property

None.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Licenses

Licensor	Licensee	Description of Rights Granted	Expiration Date
California State Board of Pharmacy	PHY 55587	Ability to operate a pharmacy in the State of California	May 1, 2021
California State Board of Pharmacy	RPH 69505	Registered Pharmacist	April 30, 2021

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1028 N. Cherry Street in Tulare, California 93274.

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
Campaign marketing expenses or related reimbursement	4.00%	$1,000	5.00%	$50,000
General Marketing	4.00%	$1,000	2.00%	$20,000
Research and Development	12.00%	$3,000	23.00%	$250,000
Equipment Purchases	12.00%	$3,000	1.00%	$10,000
Future Wages	39.00%	$9,750	37.00%	$396,500
General Working Capital	24.00%	$6,000	27.00%	$290,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

Name	Cherry Street Pharmacy Positions	Employment Responsibilities	Education & Qualifications
Wenbo Liu	CEO, Director	Cherry Street Pharmacy CEO January 2017 – Present Management, product leadership, general strategic vision	Bachelor's, Biochemistry, Molecular Biophysics – University of Arizona Doctor of Pharmacy – University of Hawaii

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 18 employees in the State of California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	1,000,000
Amount Outstanding	1,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Preferred Stock
Amount Authorized	4,000,000
Amount Outstanding	0
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Capital One Spark Business Card
Amount outstanding	$64,384.00
Interest rate and payment schedule	29.40% APR
Payment Schedule	Payment is made monthly
Other material terms	None

Type of debt	SBA PPP loan
Name of creditor	Bank of America
Amount outstanding	$75,300.00
Interest rate and payment schedule	1% per Annum
Describe any collateral or security	N/A
Maturity date	May 31, 2022
Other material terms	Loan may be subject to forgiveness provision stating the principal and any subsequent interest payments of this loan may be forgiven upon request of the company assuming certain measures are followed. Measures include

	spending at least 75% of the forgiven loan amount on payroll-related expenses.

Type of debt	EIDL Advance
Name of creditor	U.S. Small Business Association
Amount outstanding	$10,000.00
Interest rate and payment schedule	0% per Annum
Other material terms	The amount of the EIDL Advance was determined by the number of employees indicated on the EIDL application at $1,000 per employee, up to a maximum of $10,000. The EIDL Advance does not have to be repaid.

Type of debt	Dept HHS Stimulus
Name of creditor	U.S. Department of Health and Human Services
Amount outstanding	$57,805.12
Interest rate and payment schedule	0% per Annum
Other material terms	These payments do not need to be repaid to the U.S. government, assuming providers comply with the terms and conditions. Provider Relief Fund payments may be used to cover lost revenue attributable to COVID-19 or health-related expenses purchased to prevent, prepare for, and respond to coronavirus. HHS will require recipients to submit future reports relating to the recipient's use of Provider Relief Fund money.

Type of debt	Payroll Liabilities
Name of creditor	Cherry Rx Employees
Amount outstanding	$10,819.72
Interest rate	0% per Annum
Other material terms	Payroll is paid in full every two weeks

Type of debt	Note Payable - POS
Name of creditor	Banleaco Equipment Finance Agreement
Amount outstanding	$10,102.11
Interest rate and payment schedule	0% per Annum 36 Monthly Payments
Describe any collateral or security	Guaranteed by CEO, Wenbo Liu
Maturity date	January 2022
Other material terms	N/A

Ownership

The Company is currently owned by Wenbo Liu.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Wenbo Liu	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Offering proceeds are beneficial to helping us expand our business into new geographies and offer new products. We have operated profitably and are using the Offering to sustainably grow our business.

Liquidity and Capital Resources

The Offering proceeds will have a beneficial effect on our liquidity. In July 2020, we had $809,000 cash on hand. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

In August 2020, Cherry Care, a 503b non-profit controlled by Wenbo Liu, purchased a second pharmacy location in Cutler, CA. This pharmacy will operate under the Cherry Street Pharmacy brand and will include telemedicine capabilities.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 11, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
For the first $25,000.00 in principal amount of Securities sold in the Offering, the Valuation Cap is equal to $13,000,000.00 ($13 million). For Securities sold in the offering between $25,000.00 and $1,070,000.00, the Valuation Cap is equal to $15,000,000.00 ($15 million).

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

    a.   If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b.   If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type of debt	Promissory Note
Name of creditor	Wenbo Liu
Amount outstanding	$2,426.87
Interest rate and payment schedule	0% per Annum Principal due at Maturity Date
Describe any collateral or security	N/A
Maturity date	June 2020
Other material terms	N/A

Related Person/Entity	Wenbo Liu, Cherry Care, a 503b organization
Relationship to the Company	CEO
Total Amount of Money Involved	$280,000
Benefits or Compensation Received by Related Person	None
Benefits or Compensation Received by the Company	Secondary location and expansion for Cherry Street Pharmacy brand
Description of the Transaction	August 2020 commercial property purchase of a building in Cutler, CA
Other material terms	N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Wenbo Liu
_____
(Signature)

Wenbo Liu
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Wenbo Liu
_____
(Signature)

Wenbo Liu
_____
(Name)

CEO
_____
(Title)

12/15/2020
_____
(Date)

I, Wenbo Liu, being the founder of Ace Care Pharmacy Management and Consulting Company, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   the tax return information in the Financial Statements for the years ending December 31, 2019 and 2018 reflects accurately the information that would be reported in such tax returns.

/s/Wenbo Liu
_____
(Signature)

Wenbo Liu
_____
(Name)

CEO
_____
(Title)

12/15/2020
_____
(Date)

EXHIBITS

Exhibit A Financial Information
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Pitch Deck
Exhibit F Video Transcript
Exhibit G Webinar Transcript

EXHIBIT A

Financial Information

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Ace Care Pharmacy Management & Consulting, Inc.
Tulare, California

We have reviewed the accompanying balance sheet of Ace Care Pharmacy Management & Consulting, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 23, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		2019	**2018**
	ASSETS		
CURRENT ASSETS			
Cash		$ 163,202	$ 78,202
Accounts Receivable		213,234	95,699
Inventory		104,500	48,000
Pre-Paid Expenses		47,721	-
	TOTAL CURRENT ASSETS	528,658	221,901
NON-CURRENT ASSETS			
Security Deposits		2,500	2,500
Equipment		26,609	6,310
Furniture		14,719	9,858
Vehicles		9,733	-
Leasehold Improvements		3,303	3,303
Website		11,000	11,000
Accumulated Depreciation		(12,239)	(4,135)
Accumulated Amortization		(8,198)	(4,531)
	TOTAL NON-CURRENT ASSETS	47,427	24,305
	TOTAL ASSETS	576,084	246,206

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

1

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	**2018**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	136,225	5,036
Pension Liability	51,298	-
Note Payable, Current	6,380	-
TOTAL CURRENT LIABILITIES	193,903	5,036
NON-CURRENT LIABILITIES		
Related Party Loan	9,774	35,641
Note Payable	6,912	-
TOTAL LIABILITIES	210,589	40,677
SHAREHOLDERS' EQUITY		
Common Stock (4,000,000 shares authorized;	30,000	30,000
30,000 issued; $3.00 par value)		
Additional Paid in Capital	153,143	153,143
Retained Earnings (Deficit)	182,352	22,385
TOTAL SHAREHOLDERS' EQUITY	365,495	205,528
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 576,084	$ 246,206

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 2,997,239	$ 1,457,419
Cost of Goods Sold	(2,023,771)	(1,050,344)
Gross Profit	973,468	407,074
Operating Expense		
Salaries & Wages	368,795	77,839
General & Administrative	203,047	86,863
Professional Fees	157,291	94,714
Rent	23,410	16,035
Selling & Marketing	8,281	7,813
Depreciation	8,104	2,830
Amortization	3,667	3,667
	772,595	289,760
Net Income from Operations	200,874	117,314
Other Income (Expense)		
Interest Income	32	-
Interest Expense	-	(957)
Other Income	4	1,175
Tax Expense	(1,800)	(1,404)
Net Income	$ 199,110	$ 116,128

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 199,110	$ 116,128
Change in Accounts Payable	131,189	3,691
Change in Pension Liability	51,298	-
Depreciation	8,104	2,830
Amortization	3,667	3,667
Change in Pre-Paid Expenses	(47,721)	-
Change in Inventory	(56,500)	(46,103)
Change in Accounts Receivable	(117,535)	(60,531)
Net Cash Flows From Operating Activities	171,612	19,681
Cash Flows From Investing Activities		
Change in Furniture	(4,861)	-
Change in Vehicles	(9,733)	-
Change in Equipment	(20,299)	-
Change in Leasehold Improvements	-	(3,303)
Net Cash Flows From Investing Activities	(34,893)	(3,303)
Cash Flows From Financing Activities		
Change in Note Payable	13,292	-
Change in Related Party Loan	(25,867)	23,539
Dividends Paid	(39,143)	-
Change in Additional Paid In Capital	-	10,143
Net Cash Flows From Investing Activities	(51,718)	33,683
Cash at Beginning of Period	78,202	28,141
Net Increase (Decrease) In Cash	85,001	50,061
Cash at End of Period	$ 163,202	$ 78,202

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

ACE CARE PHARMACY MANAGEMENT & CONSULTING, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Shareholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2017	10,000	$ 30,000		$ -	$ 143,000	$ (93,743)	$ 79,257
Additional Paid In Capital				-	10,143		10,143
Net Income						116,128	116,128
Balance at December 31, 2018	10,000	$ 30,000		$ -	$ 153,143	$ 22,385	$ 205,528
Dividends Paid							(39,143)
Net Income						199,110	199,110
Balance at December 31, 2019	10,000	$ 30,000	-	$ -	$ 153,143	$ 221,495	$ 365,494

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ace Care Pharmacy Management & Consulting, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company operates a pharmacy located in Tulare, California.

Prior to December 31, 2019, the Company was organized as a limited liability company. The financial statements have been prepared to reflect the Company's current structure as a corporation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main line of business is revenues from filled prescriptions.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Inventory

The Company values inventory at the lower of historic cost or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. The lease bears a monthly payment of $2,500. Future minimum payments due are as follows:

2021- $30,000

Pension Liability

The Company has a profit share plan with its employees. As a part of the plan, the Company will contribute 20% of net profit to employees' 401k plans. This plan was established in 2019 and the recognized a $51,298 liability as a result of this plan.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

During fiscal years 2019 and 2018, the Company was organized as a partnership. As such, all items of income and expense were reported by the Company's members on their individuals tax returns. The Company is currently subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise and income tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the Company issued a promissory note in exchange for $19,141 for the purpose of purchasing a point-of-sale system ("the Note"). The Note has a term of three years and bears a monthly payment of $532. Future minimum payments amount to:

    2020: $6,380

2021: $6,380

In 2019, the Company received a loan totaling $9,773 from Wenbo Liu. The loan bears an interest of 2.72% per annum and will mature one year from date of issue.

NOTE E- EQUITY

The Company's articles of incorporation authorize the Company to issue 1,000,000 shares of $3 par value Common Stock and 4,000,000 shares of $3 par value Preferred Stock.

The Company currently has one class of equity outstanding.

Common Stock: Holders of common stock shall be entitled to receive dividends when and as declared by the Board of Directors. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share.

In the event of liquidation, the order of preference shall be preferred stock then common stock.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   10,000

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

_____

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 23, 2020, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Cherry Street Pharmacy

Market: Healthcare

Product: One-stop pharmacy for prescription drugs, medication delivery, vaccinations, pet care, and more

Company Highlights

- Generated nearly $3 million in revenue in the 2019 calendar year, with only ~$5,000 in advertising and marketing spend
- Acquired a second brick-and-mortar location in August 2020, with a targeted launch in 2021
- The company filled 6,170 prescriptions in July 2020, a record high
- Grown revenue 106% year-over-year and 603% year-over-year in 2019 and 2018, respectively, without any outside equity capital investment

EXECUTIVE SNAPSHOT

Founded in 2017, Cherry Street Pharmacy is a California Central Valley-based company that aims to deliver wide-ranging healthcare services to underserved areas. The company offers a robust selection of services like prescription delivery, personalized health programs, pet care, and health content that customers can access both online and from the company's brick-and-mortar location. The company has grown quickly without much spend on advertising and with no outside equity capital investment. Highlights include:

- The company filled 6,170 prescriptions in July 2020, a record high
- Generated $512,900 in net operating income in 2020 through July
- Grown revenue 106% year-over-year and 603% year-over-year in 2019 and 2018, respectively, without any outside equity capital investment
- Since April 2019, company has filled nearly 79,000 prescriptions
- Acquired a second brick-and-mortar location in August 2020, with a targeted launch in 2021
- Company also plans to add telehealth services in 2021 to further serve their patients

PERKS

Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a $13 million valuation cap instead of a $15 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $13 million valuation cap (instead of $15 million).



Opportunity

Many industries have been greatly affected by changing consumer preferences for delivery and digital offerings. The pharmacy industry is no different. Experts in the industry believe that Amazon's acquisition of PillPack was a signal of a greater trend towards delivery in this decade. Additionally, many believe technology will play an important role in distinguishing successful and innovative pharmacists from their counterparts. Technology – through video chat, mobile apps, and secure text message – can play a crucial responsibility in helping patients manage their medications, educating them on point-of-care testing, as well as providing a more convenient point-of-contact for both patients and pharmacists. By 2030, the pharmacy industry is expected to be even more influenced by technology.[i]

Cherry Street Pharmacy is a one-stop pharmacy solution designed to help patients more conveniently access their healthcare needs. At the company's single location, patients can pick up their prescription, speak with pharmacists, set up personalized adherence and other medication management programs, get care for their pets (supplies, medications , and compounding), get vaccinations, and much more. In addition to the company's physical footprint at its pharmacy in Tulare, CA, it offers prescription delivery six days a week, as well as a mobile app where patients can check on prescriptions, read health news, and communicate with the pharmacy. For patients that don't have a smartphone, Cherry Street offers two-way text messaging capabilities. Looking ahead, Cherry Street Pharmacy has ambitions to expand into telehealth services, as well as launch a second pharmacy location.

Product

Cherry Street Pharmacy has designed its product suite to make the pharmacy experience more efficient and streamlined for the end consumer. At Cherry Street Pharmacy, customers are presented with a one-stop pharmacy solution. The company selected the California Central Valley for its initial location as it is a medically underserved area with a shortage of healthcare providers.[ii] In addition to traditional pharmacy services, the company offers a host of other products like home delivery, vaccinations, pet care services, immunizations, and much more. Customers can simply set up an account online or in-person, and then Cherry Street will manage the back-end administrative tasks in transferring their prescription. Once their account is set up, customers can use the Cherry Street Pharmacy mobile app to manage their pharmacy experience, receive reminders, and consume health-related content.





Refills
Select a Profile
Manage profiles
Location
Cherry Street Pharmacy
Select your medications
Please select a profile to refill your medications
Manage medications
Delivery Method
Pickup
Cell Phone Number
Used to contact you about your order if necessary
SUBMIT REFILL

My Pharmacy
Cherry Street Pharmacy
Refills
Reminders
Locations

Prescription Services

Customers can use Cherry Street Pharmacy for many of their medication needs. They can get prescription refills and transfers, over-the-counter medications, or discount generic prescriptions. On top of the wide selection of medication selection, Cherry Street Pharmacy offers free prescription delivery for patients in the Tulare area from Monday through Saturday. Customers can also pick up their medication at the brick-and-mortar location.





Cherry Street Pharmacy also has packaging services that are designed to help patients keep better track of their medications. For example, the company can provide multi-dose packaging that bundles a patient's medications together by date and time (e.g. all medications that are to be taken in the evening will be packaged together in one pack).



Customized Programs

Cherry Street Pharmacy pharmacists are trained to help patients adhere to and manage their prescriptions and medications.



Additionally, Cherry Street can create medication synchronization programs for patients that find it difficult to keep up with medication refills. This program will synchronize all medication refills so that a patient can pick up or receive all of their medications on a single day each month.

Long-Term Care

Cherry Street is also a long-term care pharmacy, in that they provide consulting pharmacy services and medications to long-term care facilities, like nursing homes. The company works with these long-term care facilities to provide continuous access to pharmacists, as well as emergency delivery services.

Vaccinations and Immunizations

The company offers travel vaccinations to patients who are looking to get vaccinated before an international trip. Patients can also get immunizations for many diseases including the flu, measles, shingles, HPV, and more. Patients can simply set up an appointment for these vaccinations at Cherry Street Pharmacy's brick-and-mortar location.

Pet Care

Cherry Street Pharmacy also offers pet care products like supplies, medications, and compounding. Compounding is where Cherry Street's pharmacists provide personalized prescription services to veterinarians in the treatment of numerous animals. Working with the prescribing veterinarian, pharmacists can create dosages that are patient-specific in strength and formulation. Compounding can also help medicating animals easier through flavored chews or capsules.

Customer Service

Cherry Street Pharmacy has invested in digital customer service to more efficiently serve their customers through a more convenient medium. The company's two-way text message service offers patients another touchpoint with the pharmacy, reducing the amount of time employees spend answering the phone.



Use of Proceeds

Minimum Raised	Maximum Raised
Should Cherry Street Pharmacy raise a minimum of $25,000 in this crowdfunding offering, the company will allocate funds across a variety of functions, including: intermediary fees (5%), campaign marketing (4%), general marketing (4%), research and development (12%), equipment (12%), future wages (39%), and general working capital (24%).	Should Cherry Street Pharmacy raise a maximum of $1,070,000 in this crowdfunding offering, the company will allocate funds across a variety of functions, including: intermediary fees (5%), campaign marketing (5%), general marketing (2%), research and development (23%), equipment (1%), future wages (37%), and general working capital (27%).





General Marketing	Research and Development	Equipment
The company intends to use a portion of funds towards general marketing purposes to gain new customers.	Cherry Street plans to use capital towards the development of future products, namely the company's telemedicine platform.	The company aims to use funds to purchase additional equipment for its brick-and-mortar location to support potential future growth.

Future Wages	General Working Capital
Cherry Street anticipates using a percentage of funds from this raise towards future wages for new employees, as it hopes to expand and grow its business.	The company intends to reserve funds for the general working capital needs of the business.

Intermediary Fees	Campaign Marketing
The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.	Campaign marketing funds will be used to hire and consult marketing professionals with the goal of maximizing the crowdfunding offering.



Product Roadmap

Cherry Street Pharmacy's roadmap for the rest of 2020 is focused on two primary goals; the launch of its telehealth platform and service and the launch of a new brick-and-mortar location.

Telehealth

Cherry Street Pharmacy has initiated development of telehealth software that it hopes will provide another access for its patients. The company aims to provide virtual clinic services to current and new clients through this infrastructure. The company plans to hire nurse practioners and physicians assistants to provide services through Cherry Street Pharmacy's telehealth software. Additionally, the company plans to create telemedicine booths in its brick-and-mortar location to support telemedicine visits for patients that are already at a Cherry Street location. The company hopes to launch this product in 2021.

Location Expansion

The Cherry Street team purchased a second pharmacy location in the California Central Valley. It's anticipated that it will take nine months to accommodate its new telehealth booths and update the pharmacy footprint to match Cherry Street's operational focus. It hopes to have the second location up and running by Q2 2021, so it can capitalize on flu and pneumonia season.

Business Model

Cherry Street Pharmacy generates revenue from its prescription drug services, contracted services, and clinical services. The company is focused on being cost-competitive, particularly since it is primarily focused on underserved communities.

- **Prescription Drug Services:** The sale of prescription drugs to patients, including Lipitor, amoxicillin, and others.
- **Contracted/Clinical Services:** The sale of clinical services that Cherry Street pharmacists and other employees provide to outside healthcare facilities and medical professionals.

Additionally, the company has focused on serving underserved areas. Cherry Street Pharmacy's first brick-and-mortar location is in Tulare, CA, which is an area that has a shortage of healthcare providers.[iii] When analyzing expansion, the company is again focusing on underserved communities, as it believes there is high demand for medical services in these areas.

USER TRACTION

Since April 2019, Cherry Street Pharmacy has fulfilled over 78,900 prescriptions for its patients. Additional metrics include:


- July 2020 was a record month, with 6,170 prescriptions filled
- In the first half of 2020, the company has filled 14% more prescriptions when compared to the second half of 2019
- Every month in 2020 has surpassed total monthly prescriptions filled in the second half of 2019
- The largest month over month increase was from September 2019 to October 2019, when prescription volume jumped 18%



In August 2020, Cherry Street Pharmacy entered into an agreement with NimbleRx, an on-demand digital prescription platform that recently inked a pharmaceutical delivery expansion partnership with Uber.[iv] Anyone within a specified area of the Cherry Street Pharmacy location that uses Uber services will be asked if they would use Cherry Street Pharmacy's pharmacy to get their medications delivered. If the person chooses yes, then Uber will send the data to NimbleRx, then NimbleRx will compare that person's information against our system patient database. The NimbleRx functionality is expected to be live midway through Q4 2020.

HISTORICAL FINANCIALS

Cherry Street Pharmacy has generated ~$7.11 million in revenue from inception through July 2020. The vast majority of revenue (~90%) is generated from its prescription drug sales, with contracted and clinical services representing the remaining difference. Additional notable information on the company's revenue includes:



	2020 YTD – Through July	2019	2018	2017 – Began Generating Revenue in Q3
Revenue Generated	~$2.47 million	~$2.99 million	~$1.45 million	~$207,000
Gross Margins	43%	32%	27%	8%
Year-over-Year Percent Change	68% - When compared to 2019 through July	106%	603%	N/A
Advertising as a Percentage of Total Revenue	0.54%	0.27%	0.45%	3%



In 2020 through July, Cherry Street Pharmacy has incurred about $550,000 in total expenses, up about 98% compared to the same period in 2019. Expenses have increased in 2020 as the company has increased spend on salaries and wages to build out the team, as well as on outside services. In 2019, the company incurred $772,595 in expenses, up from 2018 when the company incurred $289,760 in total expenses. In 2017, Cherry Street Pharmacy incurred $133,643 in total expenses.





A breakdown of all expenses that represented at least 5% of total expenses in 2019:



A breakdown of all expenses that represented at least 5% of total expenses in 2018:




A breakdown of all expenses that represented at least 5% of total expenses in 2017:



In 2020 through July, Cherry Street Pharmacy has generated $512,900 in net operating income. In all of 2019, the company generated a $200,874 in net operating income, up from $117,314 in 2018. In 2017, Cherry Street Pharmacy experienced a net operating loss of $116,655. As of October 2020, the company had ~$755,700 in cash assets.





Pharmaceuticals

In 2019, the global pharmaceuticals market was worth $1.25 trillion, with the U.S. the leading market in the industry. Emerging markets for the pharmaceuticals market include Brazil, India, Russia, Columbia, and Egypt. Additionally, the sales of drugs for autoimmune diseases and diabetes have experienced some of the largest growth in spending in recent years.[v] Report Linker projects the industry will be worth $1.57 trillion by 2023, with growth fueled by growing and aging populations in key, large markets. Growth is also projected to be spurred by improving access to quality healthcare and pharmaceuticals worldwide.[vi]

The global ePharmacy market size was worth $42.32 billion in 2019 and is projected to reached $107.53 billion by 2024, according to Market Data Forecast. From 2019-2024, the industry is forecast to grow at a 14.2% compound annual growth rate. The research firm reports that the growing scope of eCommerce has made it easier for ePharmacy organizations to capture customers. The U.S. is the largest segment for the ePharmacy market given the prevalence of eCommerce, reliable internet connections, and the adoption of technology and software in the medical sector.[vii]

American spending on prescription medication is also on the rise:

- In 2018, Americans filled 5.8 billion 30-day equivalent prescriptions, an average of 17.6 prescriptions per person, up 2.7% from 2017.[viii]
- Total spending on prescription medicines increased 4.5% in 2018 to reach $344 billion, with $47 billion coming out-of-pocket for patients.[ix]
- Per capita, Americans spent a total of $1,044 on prescriptions in 2018, up 0.9% or $10 from 2017.
- This growth in spending was mostly due to more patients receiving existing branded drugs as well as the launch of new drugs.[x]





Source: IQVIA National Prescription Audit, IQVIA Institute, Jan 2019
Report: Medicine Use and Spending in the U.S. – A Review of 2018 and Outlook to 2023. IQVIA Institute for Human Data Science, May 2019

Telehealth

The global telemedicine market size was approximately $41 billion in 2019 and is projected to grow at a 15.1% CAGR from 2020 to 2027. The market is divided into three general concepts: real-time synchronous telemedicine, store and forward asynchronous telemedicine, and other patient monitoring, home-based telemedicine methods. North American is the largest market globally, with the region expected to grow at a similar rate due to rising healthcare awareness and acceptance of cloud technologies. The mobile-based delivery model segment is expected to witness significant growth due to rising smartphone penetration and other factors.[xi]

The COVID-19 pandemic has caused a significant acceleration in the use of telehealth. Consumer adoption has quickly jumped from 11% of U.S. consumers using telehealth in 2019 to 46% in 2020. Accordingly, providers have scaled their offerings and are now seeing between 50 to 175 times the number of patients from telehealth than they did previously. Both consumers and providers alike are more interested in using telehealth moving forward. In fact, McKinsey recently reported that given the current trends of consumer and provider adoption of telehealth, as well as the extension of services telehealth can provide, up to $250 billion of current U.S. healthcare spend could be virtualized.[xii]





Venture Capital Financings

Highlights from venture capital financings into health tech companies from 2009 to 2019 include:[xiii]

- Capital invested totaled $13.15 billion in 2019, down from 2018, where it peaked at $14.23 billion
- Deal count was also down in 2019, totaling 1,895 deals from 2,132 deals in 2018
- Deal count peaked in 2017, with 2,213 total deals
- From 2009 to 2019, there was over $65.5 billion invested across more than 14,100 deals in health tech companies





COMPETITORS

CVS Health (NYSE: CVS): CVS Health is an American healthcare company that provides a range of healthcare services including retail pharmacy, pharmacy benefits management, clinical, specialty pharmacy, and digital services. The company has more than 9,900 retail pharmacy locations across the U.S. that enable patients to pick up their prescriptions and interact with pharmacists.[xiv] In May 2020, CVS partnered with Nuro, the autonomous vehicle startup, to deliver prescriptions and other products to CVS Pharmacy customers.[xv] In 2019, the company filled 1.4 billion prescriptions[xvi] and earned $141.49 billion in revenue from its pharmacy services segment.[xvii]

Walmart (NYSE: WMT): Founded in 1962, Walmart is a multi-national retail corporation that operates a chain of department stores. The company also offers eCommerce purchasing options for customers who prefer to order online. In addition to its broader selection, customers can also access Walmart Pharmacy in-store or via their mobile application to refill and pickup their prescription. Additionally, patients can get flu shots and other immunizations at the Walmart Pharmacy. In 2019, Walmart generated $523.9 billion in revenue.[xviii]

Walgreens Boots Alliance (NASDAQ: WBA): Chicago-based Walgreens Boots Alliance is an American holding company that owns Walgreens and a number of other pharmaceutical manufacturing, wholesale, and distribution companies. Customers can pick up household and grocery items, as well as their prescription at Walgreens pharmacy locations. Walgreens also has a free mobile app and a website, where patients can schedule appointments, chat with pharmacists, check on the status of their prescription, and more.[xix] In 2019, the company earned $136.9 billion in sales.[xx]

PharMerica: PharMerica provides pharmacy services across a range of segments including long-term care, hospital pharmacy management services, specialty home infusion and oncology pharmacy markets. PharMerica partners with these senior communities to deliver medication dispensing, delivery, pharmacist access, and over-the-counter drugs to residents. The institutional pharmacy company works with more than 100 long-term care pharmacies nationally and reached nearly $2 billion in annual revenues.[xxi] In December 2017, the company was acquired by a newly-formed company that is controlled by KKR.[xxii]

EXECUTIVE TEAM



Dr. Wenbo Liu, Founder and CEO: Wenbo founded Cherry Street Pharmacy in 2017 after a career in clinical pharmacy. Before founding the company, he worked in the Walmart specialty pharmacy program, where he led a variety of efforts, including the development of the specialty pharmacy program and its expansion to multiple states. At Cherry Street Pharmacy, he has led, developed, and coordinated pharmacy operations and services at the company, in addition to other strategic initiatives. Wenbo holds a BS degree in Biochemistry and Molecular Biophysics from the University of Arizona and a Doctor of Pharmacy degree from the University of Hawaii.

PAST FINANCING

To date, Cherry Street Pharmacy has not raised any outside equity capital.

Confidential Executive Summary Page 14


Security Type: Crowd Note
Round Size: Min: $25,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $13,000,000 or $15,000,000
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $13,000,000 or $15,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,



- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.drugtopics.com/view/look-ahead-what-expect-pharmacy-landscape-2020

[ii] https://www.bakersfield.com/opinion/community-voices-bringing-more-health-care-providers-to-the-valley/article_5c30bbf2-8b0c-11ea-961e-0bd90b57b5bf.html

[iii] https://www.bakersfield.com/opinion/community-voices-bringing-more-health-care-providers-to-the-valley/article_5c30bbf2-8b0c-11ea-961e-0bd90b57b5bf.html

[iv] https://www.mobihealthnews.com/news/uber-health-launches-prescription-delivery-service-nimblerx

[v] https://www.statista.com/statistics/263102/pharmaceutical-market-worldwide-revenue-since-2001/

[vi] https://www.reportlinker.com/p05750669/Global-Pharmaceuticals-Industry-Analysis-and-Trends.html

[vii] https://www.marketdataforecast.com/market-reports/global-e-pharmacy-market

[viii] https://www.healthpopuli.com/2019/05/09/iqvia-on-rx-spending-2018-2023/

[ix] https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/Downloads/ForecastSummary.pdf

[x] https://www.healthpopuli.com/2019/05/09/iqvia-on-rx-spending-2018-2023/

[xi] https://www.grandviewresearch.com/industry-analysis/telemedicine-industry

[xii] https://www.mckinsey.com/industries/healthcare-systems-and-services/our-insights/telehealth-a-quarter-trillion-dollar-post-covid-19-reality

[xiii] Pitchbook Data, Inc; Downloaded on June 22, 2020

[xiv] https://cvshealth.com/about/our-offerings/cvs-pharmacy

[xv] https://cvshealth.com/news-and-insights/press-releases/nuro-securely-deliver-cvs-pharmacy-prescriptions-autonomous



[xvi] https://cvshealth2019inreview.com/

[xvii] https://s2.q4cdn.com/447711729/files/doc_financials/2019/annual/FINAL-CVS-AR-bookmarked.pdf

[xviii] http://d18rn0p25nwr6d.cloudfront.net/CIK-0000104169/af5415d9-0e07-4ba1-a6cc-bb3058a7f4e8.pdf

[xix] https://www.walgreens.com/

[xx] https://investor.walgreensbootsalliance.com/news-and-events/financial-news/financial-news-details/2019/Walgreens-Boots-Alliance-Reports-Fiscal-Year-2019-Results-in-Line-with-Guidance/

[xxi] https://www.linkedin.com/company/pharmerica/about/

[xxii] https://www.businesswire.com/news/home/20171207005802/en/KKR-Completes-Acquisition-PharMerica

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Ace Care Pharmacy Management and Consulting Inc.
1028 N. Cherry Street
Tulare, California 93274

Ladies and Gentlemen:

The undersigned understands that Ace Care Pharmacy Management and Consulting Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated December 15, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on January 11, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1028 N. Cherry Street, Tulare, California 93274 Attention: Wenbo Liu
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Ace Care Pharmacy Management and Consulting Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

Ace Care Pharmacy Management and Consulting Inc.

CROWD NOTE

FOR VALUE RECEIVED, Ace Care Pharmacy Management and Consulting Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $13 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is January 11, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

2

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

    B. Obtaining the Corporate Transaction Payment.

  ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Ace Care Pharmacy Management and Consulting Inc.

CROWD NOTE

FOR VALUE RECEIVED, Ace Care Pharmacy Management and Consulting Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $15 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is January 11, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



INVESTOR PRESENTATION

Cherry Street Pharmacy

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Modern day pharmacies need to embrace technology.[1]

The traditional experience requires **many steps**:[2]

1 See a doctor

2 Get a prescription

3 Have the pharmacy receive the prescription

4 Pick up the medication



Cherry Street Pharmacy

1 https://www.drugtopics.com/view/look-ahead-what-expect-pharmacy-landscape-2020

2 https://medlineplus.gov/ency/article/001956.htm



I AM WENBO LIU

As the founder of Cherry Street Pharmacy, I wanted to change the pharmacy experience and the way that healthcare gets administered into a more streamlined approach.

We hope that our approach of focusing on streamlining the healthcare industry will allow us to provide exponentially better patient care, compassion, and treatment.

SINCE INCEPTION

- Developed our internal operation processes
- Created a business model that we believe can be implemented in our next phase of business growth
- Began developing and building out the next phase of our growth strategy
- Further grew in current market, expanding sales year-over-year



Cherry Street Pharmacy

MY SKILLS

 Business operation

 New market penetration

 Product and service development

 Product/operation scaling

INTRODUCING CHERRY STREET PHARMACY

Cherry Street Pharmacy is designed to be a one-stop pharmacy solution.

Within a single location, customers can:



Receive free delivery
or pick-up of prescription
medications



Check the availability of discount
drug programs



Communicate directly
with customer service

 We have designed our system in the hopes that patients get their prescription quicker and where they want it (i.e. delivery vs. pick-up)

 We work with medical professionals on the backend to ensure formulary compliance and quality clinical services.

Cherry Street Pharmacy

OUR PERCEIVED ADVANTAGES



Collaborative Services

Our network of medical professionals is designed to enable a streamlined and reliable customer experience.



Free Delivery

Free delivery helps us to meet consumers where they are, making it easier and more convenient to get their medication when and where they need it.



Payment Assistance

By assisting customers, we aim to be actively building brand loyalty and repeat users at low spend. Marketing costs can also be kept at a minimum.



CAPITALIZING ON
UNDERSERVED MARKETS

We've chosen the California Central Valley for our first location.

We strategically opted to start in an underserved market where demand for medical services is very high.[1]

OUR MILESTONES

2020
Filled over 38,200 prescriptions this year through July

July 2020
Record number of prescriptions filled

July 2020
Filled over 78,900 prescriptions since April 2019

[1] https://www.bakersfield.com/opinion/community-voices-bringing-more-health-care-providers-to-the-valley/article_5c30bbf2-8b0c-11ea-961e-0bd90b57b5bf.html

Cherry Street Pharmacy



OTHER MILESTONES

New Partnerships

Working together with other healthcare organizations
We have aimed to use these partnerships to leverage our marketing strategy and cut down on advertising spend, while still growing our customer base.

Prescription Volume

We hit a new record in the amount of prescriptions that are filled in June 2020.
However, we focus on more than just prescription volume, but also delivering other health and wellness services.

Digital Growth

Through data analysis and trend modeling of prescriptions and consumer demand, we aim to reduce hard costs.
We are actively involved with trying to reduce cost and increase margins.

Cherry Street Pharmacy

We're planning on expanding our product offerings



We hope to begin offering telemedicine services by 2021

EXPANSION AND NEW MARKET PENETRATION

Cherry Street team a second pharmacy location in the California Central Valley in August 2020.
From there, we will develop telemedicine infrastructure for that location.

TIMELINE



2021
We buy out existing pharmacy and build the medical booth attachments, with the goal of opening to the public in 2021.

Cherry Street Pharmacy

USE OF FUNDS

We are looking to raise funds for the growth of our business.





Cherry Street Pharmacy



LET'S CHANGE THE
PHARMACY AND
HEALTHCARE
INDUSTRY



Invest today and be part of the new generation of personalized healthcare.



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay: Cherry Street Pharmacy Logo]

[Text Overlay: Wenbo Liu Founder]

If you're tired of driving to multiple doctors' offices, just to get your prescriptions, then come to Cherry Street Pharmacy where everything can be taken care of under one roof, phone, or tablet.

[Text Overlay: Taken care of under one roof, phone, or tablet.]

[Text Overlay: Hybrid pharmacy model.]

We are a hybrid pharmacy model, where we offer not only free prescription deliveries to our customers, but also offer services that are used to build upon our telehealth platform, through which we intend to eventually offer not only primary care, but also urgent care services.

[Text Overlay: Easy and secure access to quality care through the Telehealth platform.]

[Text Overlay: Melanie Celaya Senior Manager, Telehealth Division]

With telehealth our patients can have easy and secure access to quality care providers through our platform as well as have their medications delivered directly to them, free of cost, without leaving their home.

The investment that we're seeking is mainly going to be used for the implementation and the further development of our telehealth platform.

We want to take the healthcare and the pharmacy services industry and bridge them into a more cohesive, efficient, and cost-effective model. We aim to make it an easy choice for everyone to come to one place for all their healthcare needs.

[Text Overlay: Cherry Street Pharmacy Logo]

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today we are going to be hearing from Cherry Street Pharmacy, a one-stop pharmacy that aims to deliver wide-ranging health care services to under-served areas. We are joined today by their founder and CEO, Dr. Wenbo Liu. Wenbo founded Cherry Street Pharmacy in 2017 after a career in clinical pharmacy. Before founding the company, he worked in the Walmart Specialty Pharmacy program where he led a variety of efforts including the development of the Specialty Pharmacy program and its expansion to multiple states. At Cherry Street Pharmacy, he has led, developed, and coordinated pharmacy operations and services at the company in addition to other strategic initiatives. Wenbo holds a BS degree in biochemistry and molecular biophysics from the University of Arizona and a Doctor of Pharmacy degree from the University of Hawaii.

How are you doing today, Wenbo? |
| Wenbo Liu: | I'm good. How are you? |
| Brett Andrews: | I am doing pretty well. So I appreciate you joining us and for the folks who are tuning and/or listening to this recording, real quick before we get started just to share what the format's going to be. Today Wenbo's going to spend about ten or fifteen minutes going through his pitch deck presentation for Cherry Street. You hopefully should be able to see his screen, which is the front page of his deck, saying "Investor Presentation." Please let me know if that's not the case. So he's going to spend a little bit of time introducing everyone to the business and running through that pitch deck.

During that presentation, we encourage you to send in questions if you have them. If you go over to your GoToWebinar control panel, there is a tab titled Questions and you can submit them right there. Feel free to do so during the presentation. They won't interrupt him, they'll just go to me, and then at the end of the presentation we're going to open it up for Q&A and answer any questions that have been submitted and field any others that anyone might have. Stick around to the end because we'll point you to some places that you can get some more information if for some reason we don't get to cover everything, but with that, Wenbo, I'll let you take it away and introduce everyone to Cherry Street. |
| Wenbo Liu: | All right. Thank you very much. So hello everyone. Good morning if you're on the West Coast. I guess good afternoon if you're on the East Coast. I want to start off by thanking each and every one of you for taking time to join me on today's webinar. The goal and purpose of this webinar is to give you a higher level understanding of what we're trying to accomplish here at Cherry Street Pharmacy and to illustrate to you what makes our business model different than the competing pharmacies. I will run through the pitch deck and then for the most part, you'll get most of the session to ask your questions after I've gone through the slides. Feel free to send them over at any time and after I go through the slides, I will answer each and every one to the best of my abilities. So with that being said, let's start. |

Okay. So let me start off this presentation by asking two simple questions. What do you all envision the future of pharmacy to look like and what about the healthcare system as a whole? When I created Cherry Street Pharmacy, these were the questions and the premise which I created the company from. I believe that the traditional model of wasting hours of a person's day just to go see a doctor or get the labs done and then wait in line with a bunch of people who are sick and needing medications just is very cumbersome and very outdated. Then how many times, for all of us who have picked up medications at a pharmacy, gone to the pharmacy to pick up a medication only to be told either it's not covered by the insurance or you have to go call your doctor. It's this run-around system that I think is very, very backwards.

So a little bit about myself. I graduated from the University of Arizona in Tucson with a biochemistry and molecular biophysics bachelor's degree and then went off to University of Hawaii and did my doctorate in pharmacy. Like I said earlier, Cherry Street Pharmacy came to fruition because I wanted to build something that I thought should be the future of pharmacy services. People don't go to pharmacies because they're feeling great or they want to party, right? They go there because they need help, so I wanted to give people the ability to obtain their prescriptions with ease and none of the traditional headaches. Since people already visit pharmacies with much more readily frequencies than their own doctors, then by integrating a full service primary care telemedicine arm that works hand-in-hand with the pharmacy is a natural marriage of services, in my opinion, because that will streamline the delivery of not only the pharmacy services but also the primary care aspect of it.

So let's take a step back and imagine for a minute. Let's imagine that you're too sick to get out of bed to go to your doctor. What do you do? The current method is you make an appointment to see your doctor and then you go to the pharmacy to pick up your prescriptions and then drive back home, right? If you're sick, you're already not feeling well. Why do you need to jump through so many hoops? What we are trying to accomplish is individuals who are feeling sick and they can't get out of bed, or they don't want to get out of bed, they can just open up our telemedicine app, see one of our physicians, and then the prescriptions will be delivered to their house, all without them even needing to step foot out of the front door. What about somebody who's at work? If you're at work, let's say you have a headache and you can't work or you can't do anything, all you have to do, again, is just open our app, talk to one of our physicians and get your meds delivered to you at work. The whole point is so that you can go about your day without actually taking time out of your day just to do something else if you don't have the time.

So what we are trying to become is a one-stop solution for healthcare needs. We offer free delivery for the main purpose of increasing the efficiency for people to get their medications. So we don't take the blunt end of this cost, therefore our cost of delivery is very, very manageable. For individuals without any drug coverage insurances, our cash plan is very competitive, so some of our generics go as low as $9 for 90 days. This is no membership required for anyone to get the pricing. The other thing is we collaborate with many medical group offices and private physician offices on the back end, on clinical services. The purpose of this is to help streamline patient care and easing the process for a person to get their prescription.

So some of our current advantages, like I just said we do collaborate services. So instead of spending a lot of money on marketing, what we do is we spend part of that money on the collaborative service so that we build a relationship with the physicians and they will send the prescriptions over to us instead. Now the reason why I do that is because I'm not a big proponent of spending whatever it takes to gain market share. I think there has to be a better way and that the approach is by collaborating with medical providers. This way we're able to increase our volume, all the while driving down cost and some of the numbers you'll be able to see on our investment page. For instance, in 2019, for the first seven months, on our investment page, we spent about 0.27% of our revenue for the first seven months of this year on the marketing. That was 2019. Then for 2020, we did at 0.5% total spend on marketing with about $2.47 million in revenue. Again, this is all information available on the MicroVentures website.

The other thing is we do free delivery. Because we do free delivery, we don't technically need to be in some of the most expensive places. We can be in a cheaper location and we can expand out our servicing area because we do the delivery. Currently, our delivery service area is quite large. We service about, I think, within a radius of about 40 to 50 miles and we're expanding as we add on these second locations.

For individuals who are not able to pay for the medications, we also offer payment assistance. This is our way of giving back to our communities and the reason why I think this is important is because the whole part of healthcare is about caring for individuals. We are able to make a sustainable business, all the while helping our patients and helping our communities.

So why did I choose to put the company in the Central Valley? The simple reason is supply and demand. I think there is a high demand for healthcare and very low, subpar service for that, so we opened operations in Q3 of 2017 and since we started, we've been growing at a pretty breakneck speed and then all of this you can see on our MicroVentures page as well.

So about new partnerships. So most recently, we formed a new partnership with Uber and NimbleRx. This is where anybody who uses the Uber app for the taxi service will be able to see our ad and will be asked if they want to use our pharmacy for any of their prescription needs. This is a very nominal charge.

Then the prescription volume, so month over month, year over year, we have hit records consistently. For instance, all the numbers that I'm giving out, again, are already available on the MicroVentures page. For instance, for June of 2020, we did about 5,800 prescriptions versus July of this year, we did about 6,170. Compare that same month of July with 2019 July where we did about 5,100 prescriptions. We had an increase year over year for the same month over 1,000 prescriptions.

Now focusing heavily on just the prescription volume for business growth, in my opinion, is very shortsighted and this is because what if most of the prescriptions that you're doing are money losing? Then that is no different than spending all out on market. So our approach is different. By taking an active approach to the way that disease states are managed, we're able to increase our cash flow and our gross margins and grow our business in a sustainable manner instead of an all-out grab for market share. You can see this in our financials, which is on the MicroVentures page, that year over year, for 2018 we had about 27% in gross margins, in 2019 it was 32 and from January to July of this year we have about 43%. So again, this can be viewed on our page.

In 2021, we will be going live with our telemedicine services. At that point, we will have a much bigger digital footprint, where we will offer a full suite of primary care services that will be integrated with our pharmacy services. The initial ... what we are looking to offer initially with the telemedicine arm of the business will be primary care, mental health, and pediatrics. So this slide just says we'll be starting in 2021.

So in August this year, we purchased our first building for our second location. Through this building, we will be building out our second pharmacy location. We will also be building our telemedicine service offices along with our actual physical clinic, which is required by law to have if you're going to do telemedicine. The building is currently going through some renovations and we do anticipate that most of the renovations will be done by this year, if not sometime early January, so that we can start moving things in and getting things ready for go live. So as of right now while we wait for the building to finish, we are currently working on credentialing for the clinic and for the second pharmacy along with the pharmacy ... not the pharmacy, I'm sorry, along with the contracts with the PBMs and the other insurance companies.

So what are we going to use the funds for? We would like to use the proceeds from this raise to further build out our telemedicine platform, to make it more intuitive so that we can offer a whole suite of other medical services down the line. That's essentially what we are focused on, is I believe the future of healthcare is going to be this, especially for pharmacy, it's going to be this ability for individuals and for patients or customers to have more readily access just not to the pharmacist and pharmacies but also to their medical doctors. People don't get sick on a planned basis. Usually it's always unplanned. Things happen and you need help, what do you do, right, and I think the current system of having a primary care separated from an urgent care is just too much going back and forth.

And so with that, I am done with the slides and I can, I guess, hand this over to any questions.

Brett Andrews:	Thanks, Wenbo. I appreciate that. We did have a few people join late, so I want to remind everyone that if you have any questions you can submit them under the Questions tab on your GoToWebinar control panel and we'll go ahead and get those answered.
	So really interesting presentation and business overall. I think all of us, I don't want to speak for everybody, but have probably been through the scenario of being sick as a dog and having to shuttle yourself around from the physician office to the pharmacy and then find a way to get all that sorted out and then in addition to being in the current environment that we're in right now with telemedicine certainly been on the rise due to COVID-19. I think it had been prior to that, but we've seen a lot of growth there and there's been a lot more reason for people not to get out of the house. Can you walk us through, I guess, sort of the user flow of someone that's using your service? I know you guys are planning to launch your own telemedicine product in the next year, but like right now, if a patient is ... let's say they have a primary physician who uses maybe another telemedicine service, could somebody hypothetically have a meeting with their physician, get a prescription filled and delivered to their doorstop without ever leaving their house or their bed? Is that currently possible, or what's the user flow right now?
Wenbo Liu:	So currently the user flow is ... one word to describe this is going to be very chaotic because there is actually no user flow. It's almost ... seeing someone on a current telemedicine app, you have to sort of ... it's not very user friendly because is all it is you sit in front of a screen, you talk to a physician, and then afterwards they'll send maybe a prescription and if they send it correctly then you can get your medications.
	Well, that's the whole point of us creating this telemedicine service with the pharmacy is to eliminate all of that worries, right? You see our physicians, you'll see the type of medications you'll get during the visit and then afterwards you'll get the medication delivered to you. We are going to put in a very simple workflow, but as of right now, there is no user flow, right? Telemedicine's been with us for more than just 2020. It's been here for several years. There's a reason why it hasn't caught trend until now and that's the question that we're trying to solve, is the integration of the telemedicine service on a primary care basis, not on an urgent care basis, which is what most telemedicine services are based on. So we're trying to do a primary care telemedicine service along with a full pharmacy service so that people really can just go about their day and we'll take care of everything else in the background.
Brett Andrews:	Got it. I think that makes a lot of sense. So as it sits right now, are most of the prescriptions you're filling, which has been a fairly high number over the last couple years now as you guys have continued to grow, is it typically the patient who's saying to their physician, "Hey, this is where I'd like to have my prescription filled," or is it the other way around where physicians within your network are pushing patients towards you, to say, "We're working with Cherry Street and here's where the prescription can be delivered to you from this app if you download it." How is the distribution model working from either side?

Wenbo Liu:	So that's a really great question. It's actually half and half. We have a lot of people that love our service because when they transfer over to us, they'll get notifications when their medication is going out, or if they need copay assistance, we'll help them with the copay assistance. I think one of our strong suits is that we're collaborating with the physician's offices, so physician offices understand our work flow and they're more inclined to send patients our way.
	So to answer the question, it's half and half. We have a lot of people that transfer in, and at this current moment with our single location, we are essentially at capacity. We're almost unable to take on any more clients because we're being really bloated with requests. The physicians, they want to use us because we help reduce their work load so that their nurses can spend more time taking care of their patients without having to do all the clinical work on the back end, which we will take care of. By doing that, we're able to see what patients we're getting and we're also able to see the type of disease states that we get along with our possible return on investment with each prescription and each disease state.
Brett Andrews:	Got it. So I may have used the wrong analogy when I started off talking about being sick. You've made a couple statements in the last couple of answers talking about primary care physicians versus urgent. Are most of the prescriptions that you guys have seen being filled so far, is this chronic conditions where they just need to get another, their next monthly set of prescription or is it the use case that I brought up where someone wakes up sick and they need antibiotics for one or another reason and that's why they're going through the flow. Which one are you seeing more, if either?
Wenbo Liu:	We are majority primary care service pharmacy, so it's mainly refills, mainly maintenance meds. A large part of our patient populations have the top ten disease states, things like diabetes, blood pressure, cholesterol, heart disease, kidney or liver function problems. Those are our mainstay patients in the pharmacy. We do get individuals who get one of those one-off antibiotics, which we'll deliver to them, but after the first service, they move everything over including their family members or their friends. So they do the advertisement for us.
Brett Andrews:	Got it. Yeah, I think the chronic side of it is obviously really compelling from a business perspective because in most of these cases, people are going to continue to fill prescriptions for an extended period of time so that's a user that has a high lifetime value.
	In terms of the pharmacy location itself and the delivery aspect, just so that people can understand a little bit about the brick and mortar locations. You mentioned you guys have to have a ... you said a clinical office or clinical care unit within the pharmacy? Is that right?
Wenbo Liu:	No. So when we start the telemedicine in 2021, it is required by California law that we have to have a physical clinic, based on the type of services that we're

going to be offering. So it's required. So we're going to have our physical clinic location at our new building.

Brett Andrews: Got it. Okay. Yeah, I'm sorry. I conflated the two. That's when the telemedicine starts. So on the physical pharmacy location that you currently have, is there an option for patients to come in to the location or is it all delivery focus where it's-

Wenbo Liu: They have the option to come in to pick up medicine, most people don't bother coming in to pick up medications. We do hundreds of deliveries each day. For the most part, most people just wait for deliveries because it's just easier, right? If they're at work, it gets delivered to them there. If they're at home, it gets delivered to them there. We're very nimble in that aspect. We're able to follow the patients around instead of the other way around.

Brett Andrews: Got it. Understood, and I think that's a huge selling point. I know for me personally, if I have an option to get something delivered to me over having to make a trip or cut out a portion of my day whether it's work or at home, that makes a lot of sense.

So how on the delivery side, how are you guys handling that? I'm assuming you're using some third party logistic service or is it all in-house?

Wenbo Liu: No, it's all in-house. So we have our own delivery service personnel. We have our own drivers and I think the reason why I refuse to use any third parties is because of the accountability. If it's not your employees, how do you hold them accountable for something that goes wrong? The type of training that you give them, if they're not an in-house employee is going to be different versus then that they are. So for the fact that I prefer to have that accountability, all drivers are pharmacy employees.

Brett Andrews: Got it. That makes sense, and correct me if I'm wrong, but aren't there some licenses that have ... just thinking of barriers to entry here with regards to transporting medications whether it's the driver themselves or the business, I'm sure maybe HIPPA comes into this. Is there any restrictions or any requirements in terms of licensures that you need in order to offer that delivery service?

Wenbo Liu: There are some but not much. Mainly the responsibility falls on the pharmacy and your ability to have your own standards of doing things. Granted, besides that you have to also check monthly on the OIG website to make sure they don't have a criminal action against them, things like that, and drug tests, random drug tests along with quarterly drug test to make sure that they're still eligible to work. Besides that, for the most part it falls on the pharmacy and the operation itself to ensure the qualifications and the quality of the drivers.

Brett Andrews: Got it. Okay. So may have been wrong about needing some license but there still is a fair amount of work involved in setting up a logistics system in-house like that, and I think that what you touched on before-

Wenbo Liu:	Correct.
Brett Andrews:	Go ahead.
Wenbo Liu:	Right. And then just to add to that, delivery is not ... it sounds very easy, right? It's just pharmacy fills a prescription, deliver it. It's very simple. It is very simple if you're only doing one or two prescriptions a day but if you're starting doing hundreds of prescriptions each day, it's actually becomes very challenging. So what we have in our system right now is on the back end if drivers, when they get a prescription, everything is routed for them. It routes them the quickest route so that they can get their things done. Our patients will get text messages on each step of the way. So as we further develop out this app, I think what our intention and our goal is so that people are going to be able to see on the app, "Hey, my deliveries are ten steps away, five steps away, two steps away." You'll be able to see that type of notification. That's what we're also developing at this current moment.
Brett Andrews:	Yeah, I think all you've got to do is look at some of the companies that have recently gone public, whether it's Uber or Lyft or I think even DoorDash going public today, the amount of money they've had to spend in terms of setting up a logistics system, it's not an easy task, that's for certain. Got it. Then when I look at the, you referenced the MicroVentures page a couple times and I will point everybody there at the end of this as well to find out more information, but I look at your financials back from when I think we have data which is 2017 I think when you started generating revenue, gross margins have continued to increase year over year. What do you attribute that to? Is it just that ... is it economies of scale? Is it the fact that now you've got enough patients and prescriptions running through the system, things like deliveries for example. It's obviously more cost-effective to have one driver drop off several different prescriptions on one trip rather than one or what do you see as the big boon to the gross margin growth?
Wenbo Liu:	So that's a pretty loaded question, so I'll do my best to answer it. If I forget a part, please let me know. So like I was saying earlier in the presentation, doing high volumes of prescriptions that give you negative reimbursement rates really doesn't help with your margins. So what I wanted to do was I wanted to take a different approach. I think the traditional pharmacy model of waiting for a prescription to come in, you fill it, and hopefully now you get a positive reimbursement is very passive, right? I see it as no different than collecting rent on a rental property. So we want to take an active approach. Why don't we go outside and look at all the disease states and see what are the most common disease states and then see what disease states will give us the best ROI on our time. That's what we focus on and those are the patients that we channel towards and work with physicians on.

Brett Andrews:	Got it.
Wenbo Liu:	So then as we grow our business, as we scale, that population will help fuel our continued sustainability.
Brett Andrews:	Got it. And as you move towards the future, do you see ... and I know we're talking about having your second location so there's a long way to go in terms of growth, but do you eventually see being in the same sense that you described the company which was a one-stop pharmacy shop that you will eventually expand into all of the different medication needs or do you think for the long term you'll try and stay focused on the ones that generate the best ROI?
Wenbo Liu:	While we focus on ... so our business continuously change so we keep adding on to different disease states, if that answers your question. We are very insurance formula compliant, that's how we're able to stay above, and as we grow, even as we grow right now, we do not discriminate against individuals whose prescriptions does not give us a positive reimbursement rate, right? We're open to all and to everyone and to all. But as we grow, we're able to negotiate further with our PBMs, which are the pharmacy benefit manager insurance companies, for better rates and dispense fees.
Brett Andrews:	Got it. Just want to touch on a couple more areas here. I guess first was trying to understand the staffing needs and just a current employee base. So within a given location, how many jobs do you guys typically fill and maybe you can just use your first one as an example and then whether or not that's going to change as you go to locations two, three, four?
Wenbo Liu:	So, yeah, I can give you a pretty good idea. As of right now in our first location we have about 15 employees. Actually I think 17 employees. In our second location, we might have a little bit more mainly because we'll have physicians working in the offices. We'll also need nurses, LVNs, phlebotomists, not to mention the pharmacy staff, the pharmacist, the techs, and the drivers. So I think on an average basis as we expand further, the third and the fourth locations which does not require a physical clinic, the average staff per site will probably run around 15-ish, around there and shouldn't be any crazy number above that.
Brett Andrews:	And then if you were just to break that down quickly in terms of that number, what's the split on drivers, administrative or operational folks, pharmacists?
Wenbo Liu:	So pharmacists, we'll have about two pharmacists, four technicians, so that will be six, and the remaining will be drivers.
Brett Andrews:	Got it. Okay.
Wenbo Liu:	What our intentions are is to use the second site also as the offices where all the management staff will be present at, so there they'll be able to run logistics for all the other sites.

Brett Andrews: Got it. And then you talked a little bit about the California Central Valley and why you chose that as an initial location to get this kicked off just based a lot on demographics and it looks like the second location's also going to be in that area. As you think towards the future, are there any markets that are on sort of a short list, I guess, in terms of where if you were to get out of the Central Valley where you guys ... and I also understand if that's something you want to keep close to the vest, but maybe regional is a better, safer question. But any idea just as you grow what that plan looks like?

Wenbo Liu: So our immediate goal is to capture the Central Valley market and that's because it's a very, very big market as you can see from just our single site. As we grow our main focus is going to be on rural America and the reason why it's going to be on rural America is because I think this is the population that has been almost forgotten. When you look at tech innovations and healthcare innovations, where do they really chase? They chase big cities. That's pretty much all they chase. But in rural America, that's where you have your seniors, where you have your nursing homes, where you have your hospices, where you have individuals who actually need healthcare services. So those are the populations, individuals, that we're going to be catering to. Granted, we are also going to be expanding into bigger cities such as Los Angeles or into the northern California Bay Area. But the long term goal, and the core basis of our company, is going to be focusing on rural populations.

Brett Andrews: Got it. That makes sense, and I think as you add the telehealth features that are on the roadmap for next year, that's just only going to be more expansive for those market in terms of product offering.

Wenbo Liu: Yeah. If you think about it, you walk into a pharmacy now and you need your prescriptions, what is the process? You ask the pharmacy staff, "Hey, can you refill my meds," and if there's refills you get it, if not you don't, and they tell you to contact your doctor or it's not covered. Those are all just nightmares, right? Imagine if you can just walk into a pharmacy if you're out of refills, you see a doctor right then and there and then on your out ... you get your medicine and you're out on your way with the rest of your day. You don't have to drive around, make multiple phone calls and wait for phone calls and yada, yada, yada. That's too much, right. Healthcare should revolve around a person and the person that needs the healthcare, not the other way around and that's what we're trying to do.

Brett Andrews: Yeah. You know, as you say that, I guess I've never really made that connection but I'm not ... I have no idea why that hasn't been the case. Do you know? Is there some ... has there been some reason in the past why you wouldn't just have the pharmacy location and the physician location at the same spot? Is there a reasons that this hasn't really been done yet?

Wenbo Liu: Well, good question. That's the same question I asked myself and I have no answer for that. I think it's just ... pharmacy industry, if you look back all the way into the 90s, and you compare to now, what has really changed? Nothing.

Nothing's really changed. The whole workflow hasn't changed at all for the past thirty some years. I think what we're looking at right now is that CVS, Walgreens and RiteAid, they're going to be jumping into the telemedicine side as well but what their main focus is going to be on simple, urgent care problems, and I will emphasize it's a simple urgent care, so like a common cold, common flu, you can do that but anything else besides that you can't do.

The majority of people that take maintenance meds aren't going to be using urgent care. They need primary care service, and I believe that last update that I've seen online is I think about a fourth of Americans don't have primary care physicians. Well, if they don't have primary care physicians, why is that? If they have insurance, why can't they have primary care? Is it because it's too much work or there are no primary care services in their area? If that is the case, then they can use our app and they don't need to be in our geographic location to get served. If we can't physically deliver the prescription to them because they're not within our delivery service, then we can use next day FedEx and get it to them.

Brett Andrews: No, I think that's great and I think the one point that you touched on there that resonates with me is we work with a lot of different companies in a number of different industries, but when you have a comment, and you come from this space so you certainly know the history of the pharmaceutical industry and particularly on the pharmacy side. When you make a comment like, "Well, nothing's changed in decades," then that's typically the sign that something is ... it's time for some disruption and for somebody to do something a little differently and I think with a lot of what I would say are ... who knows, but could potentially be permanent changes in many cases due the COVID-19 pandemic even if we get through it, I think the timing, it sounds like it couldn't be better.

Wenbo, I really appreciate the time here and for the folks that joined, I think that's probably a good place for us to wrap up. Real quickly before I let Wenbo share some final thoughts here, I just want to first thank you to everybody who did attend and for those folks who are listening to this recording as we will be posting this on the MicroVentures campaign page. If you have any more questions for Wenbo or you didn't feel like we got to an area of interest for you, I would encourage you to check out the MicroVentures campaign page for Cherry Street. That direct domain is invest.microventures.com/offerings/cherryrx. That last part's all one word.

You can also just go to the microventures.com home page and click on the Invest tab on the top and then scroll down and find the Cherry Street Pharmacy tombstone and click there. It'll get you to the same spot. On that page we've got the pitch deck that Wenbo went through, a video, a whole host of additional information regarding the industry, the business model, the financials which we touched on a little bit here today and the use of funds, all the stuff that you may be interested in taking a look at.

There's also a discussion forum there so as I mentioned if you didn't feel like we got to a question area for you then feel free to submit a question there. I know

Wenbo's been addressing some already, so I guess first read through those and see if it's already been asked, but if not, feel free to submit a question to the discussion forum.

Then of course, if you'd like to invest in this, we'd love to have you do so. On that same page, there's a bright orange Invest tab in the top right. You can click there. If you've got an account with us at MicroVentures, you probably know how the process works already. If not, then you can click there, sign up, create an account and it'll quickly walk you through the steps in order to join what Wenbo and his company are building.

With that, Wenbo, I guess any sort of final thoughts or anywhere else you'd like to point people towards regarding finding more information or staying up-to-date with what you guys are doing?

Wenbo Liu: Yeah. So I guess the main thesis of our ... what I want everyone to take away from this meeting is that the main thesis of what we're trying to do isn't to just build a pharmacy that will give you free delivery service. What we're trying to do is increase the efficiency that healthcare is administered. What we're looking to do is make things more efficient so that individuals don't have to take time, a large portion of their day to go see a doctor, wait for a prescription. Even if you have prescriptions delivered, the whole process is too much. So what we're trying to do is change the way that is administered and I think that right there should be where healthcare is headed and I hope that everyone will be on board with our vision.

Brett Andrews: Great. I think that's a great place to leave off. Time certainly in the era that we find ourselves in is even more of a precious commodity and so if you're working on something to make our lives more convenient, then I'm all on board.

I really appreciate the time, Wenbo, going through the deck and sharing more about the company, answering questions here. I hope some of the folks listening got something out of it. Just want to thank everyone again for taking some time out to listen in on this as well and whether it's the recording or you joined us live, we know there's a lot going on in the world these days and so it just means a lot that you took some time out to learn more about this business.

With that, I want to thank everyone again and hope everyone has a great rest of the day and rest of the week. Thanks, Wenbo.

Wenbo Liu: Well, thank you.